

January 25, 2010

Mr. Robert Dinning
President and Chief Executive Officer
Industrial Minerals, Inc.
346 Waverly Street
Ottawa, Ontario, Canada K2P 0W5

   Re: Industrial Minerals, Inc.
       Form 10-KSB for the Fiscal Year Ended December 31, 2007
       Filed March 31, 2008
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed March 31, 2009
       Response letter dated April 1, 2009
       File No. 0-30651

Dear Mr. Dinning:

   We issued comments to you on the above captioned filings on October 6, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 8, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by February 8, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Mark Wojciechowski at (202) 551-3759 if you have any questions.

         Sincerely,

         H. Roger Schwall
         Assistant Director